                                                                 Exhibit 99(iii)


Audited Consolidated Financial Statements

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

As of December 31, 1997 and 1996






Report of Independent Public Accountants....................................1
Consolidated Balance Sheets.................................................2
Consolidated Statements of Income...........................................4
Consolidated Statements of Stockholder's Equity.............................5
Consolidated Statements of Cash Flows.......................................6
Notes to Consolidated Financial Statements..................................7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Board of Directors of
The North American Coal Corporation:




We have audited the accompanying consolidated balance sheets of The North American Coal Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The North American Coal Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




                                                       Arthur Andersen LLP




Dallas, Texas,
February 10, 1998

                       THIS PAGE INTENTIONALLY LEFT BLANK





THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 1997 and 1996

(Amounts in thousands, except share data)

                                                                                      1997               1996
                                                                               ---------------     ---------------
ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                                   $         4,849     $         4,310
   Note receivable from Parent Company                                                  21,938              41,952
   Accounts receivable                                                                  22,236              27,753
   Inventories                                                                          29,938              27,204
   Other current assets                                                                  1,613               1,892
                                                                               ---------------     ---------------
                                                                                        80,574             103,111


PROPERTY, PLANT & EQUIPMENT -- at cost:
   Coal lands and real estate                                                           95,707              94,017
   Plant and equipment                                                                 464,390             450,153
   Construction in progress                                                             11,413               4,645
                                                                               ---------------     ---------------
                                                                                       571,510             548,815

   Less allowance for depreciation, depletion
      and amortization                                                               (256,546)           (230,453)
                                                                               ---------------     ---------------
                                                                                       314,964             318,362
OTHER ASSETS:
   Notes receivable                                                                      2,002               2,621
   Costs recoverable under sales contracts                                               4,006               4,895
   Other investments and receivables                                                    21,779              20,807
                                                                               ---------------     ---------------
                                                                                        27,787              28,323

DEFERRED CHARGES:
   Advance royalties                                                                     5,298               6,326
   Deferred lease costs                                                                 37,343              36,516
   Other                                                                                 8,869               7,452
                                                                               ---------------     ---------------
                                                                                        51,510              50,294
                                                                               ---------------     ---------------
                                                                               $       474,835     $       500,090
                                                                               ===============     ===============



The accompanying notes are an integral part of these statements.




                                                                                        1997               1996
                                                                                 --------------     --------------
  LIABILITIES AND STOCKHOLDER'S EQUITY
  CURRENT LIABILITIES:
     Accounts payable                                                            $       16,390     $       15,604
     Accrued liabilities                                                                 29,456             26,585
     Borrowings under revolving credit agreement                                         14,000             29,000
     Current maturities of long-term obligations                                         16,028             17,861
                                                                                 --------------     --------------
                                                                                         75,874             89,050

  NON-CURRENT LIABILITIES:
     Deferred income taxes                                                               19,727             19,852
     Pension compensation and other accrued liabilities                                  28,725             29,138
                                                                                 --------------     --------------
                                                                                         48,452             48,990
  LONG-TERM OBLIGATIONS:
     Subsidiaries' liabilities--(not guaranteed by the
     Company or the Parent Company):
        Advances from customers                                                         175,365            184,234
        Notes payable                                                                    23,664             20,751
        Notes payable to affiliated company                                                   -                 19
        Capitalized lease obligations                                                   128,926            136,630
                                                                                 --------------     --------------
                                                                                        327,955            341,634

  MINORITY INTEREST                                                                       7,429              5,291

  STOCKHOLDER'S EQUITY:
     Common stock, par value $1 a share:
        authorized 750 shares; issued and
        outstanding 500 shares                                                                1                  1
     Capital in excess of par value                                                      15,124             15,124
     Retained income                                                                          -                  -
                                                                                 --------------     --------------
                                                                                         15,125             15,125
                                                                                 --------------     --------------
                                                                                 $      474,835     $      500,090
                                                                                 ==============     ==============




THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 1997 and 1996

(Amounts in thousands)



                                                                                      1997               1996
                                                                               ---------------     -------------

TONS OF COAL SOLD                                                                       29,909            27,597
                                                                               ===============     =============
INCOME:
   Net sales                                                                   $       256,423     $     245,046
   Royalties, rental and other operating income                                          6,470             4,004
   Interest, gain on sale of assets and miscellaneous income                               378             4,752
                                                                               ---------------     -------------
                                                                                       263,271           253,802
                                                                               ---------------     -------------

COSTS AND EXPENSES:
   Cost of sales                                                                       176,816           166,696
   Depreciation, depletion and amortization                                             32,185            31,162
   Selling, administrative and general expenses                                         10,001            10,961
   Interest expense of subsidiaries                                                     14,785            13,832
                                                                               ---------------     -------------
                                                                                       233,787           222,651
                                                                               ---------------     -------------
       Income before income taxes and minority interest                                 29,484            31,151

INCOME TAXES:
   Current                                                                               7,657             8,574
   Deferred                                                                                457             1,312
                                                                               ---------------     -------------
                                                                                         8,114             9,886

Minority interest in income of consolidated subsidiary                                   2,358             2,074
                                                                               ---------------     -------------

       Net income                                                              $        19,012     $      19,191
                                                                               ===============     =============





The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

For the Years Ended December 31, 1997 and 1996

(Amounts in thousands)




                                                                Capital In
                                                 Common         Excess of Par      Retained
                                                  Stock             Value           Income              Total
                                             -------------     --------------    -------------      -------------
Balance at January 1, 1996                   $           1     $      15,124     $           -     $      15,125

Net income                                               -                 -            19,191            19,191

Dividends                                                -                 -           (19,191)          (19,191)
                                             -------------     -------------     -------------     -------------

Balance at December 31, 1996                             1            15,124                 -            15,125

Net income                                               -                 -            19,012            19,012

Dividends                                                -                 -           (19,012)          (19,012)
                                             -------------     -------------     -------------     -------------

Balance at December 31, 1997                 $           1     $      15,124     $           -     $      15,125
                                             =============     =============     =============     =============













The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 1997 and 1996
(Amounts in thousands)



OPERATING ACTIVITIES:                                                                          1997                   1996
                                                                                         ----------------       ----------------

   Net income                                                                            $         19,012       $         19,191
   Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation, depletion and amortization                                                       32,185                 31,162
    Loss (gain) on sale of assets                                                                   2,408                   (84)
    Costs recovered under sales contracts                                                             889                    890
    Deferred lease costs                                                                             (827)                (1,580)
    Deferred income taxes                                                                            (457)                 1,312
    Pensions and non-current accruals                                                                (939)                 3,610
    Other non-current asset                                                                         2,397                 (2,495)
                                                                                         ----------------       ----------------
                                                                                                   54,668                 52,006
   Working capital changes:
    (Increase) decrease in accounts receivable and other current assets                             6,719                 (4,114)
    (Increase) decrease in inventories                                                             (2,733)                 2,532
    Increase (decrease) in accounts payable and other current liabilities                           3,141                 (5,538)
                                                                                         ----------------       ----------------
                                                                                                    7,127                 (7,120)
                                                                                         ----------------       ----------------
      NET CASH PROVIDED BY OPERATING ACTIVITIES                                                    61,795                 44,886

INVESTING ACTIVITIES:
   Expenditures for property, plant and equipment                                                 (24,808)               (19,534)
   Proceeds from sales of property                                                                  1,389                    171
   (Additions to) repayment of note receivable from Parent
      Company, net                                                                                 20,014                (27,013)
   Receipt of notes receivable                                                                        596                    574
   Advance royalties                                                                               (1,822)                  (428)
   Other - net                                                                                     (2,054)                (3,216)
                                                                                         ----------------       ----------------
      NET CASH USED BY INVESTING ACTIVITIES                                                        (6,685)               (49,446)

FINANCING ACTIVITIES:
   Additions to (repayment of) lines of credit, net                                               (15,000)                29,000
   Additions to (repayment of) advances from customers, net                                        (8,869)                 7,850
   Additions to long-term obligations                                                              58,494                 60,979
   Repayment of long-term obligations                                                             (70,184)               (74,468)
   Dividends                                                                                      (19,012)               (19,191)
                                                                                         ----------------       ----------------
      NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES                                            (54,571)                 4,170
                                                                                         ----------------       ----------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                                      539                  (390)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                      4,310                  4,700
                                                                                         ----------------       ----------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                                 $          4,849       $          4,310
                                                                                         ================       ================

The accompanying notes are an integral part of these statements.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands)

December 31, 1997 and 1996

NOTE A--ORGANIZATION AND PRINCIPLES OF CONSOLIDATION

The North American Coal Corporation ("Company") is a wholly owned subsidiary of NACCO Industries, Inc. ("Parent Company"). The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, The Coteau Properties Company ("Coteau"), The Falkirk Mining Company ("Falkirk"), The Sabine Mining Company ("Sabine"), and North American Coal Royalty Company, its division San Miguel Lignite Mine, ("San Miguel"), and its joint venture Red River Mining Company, ("Red River Mining"). Intercompany accounts have been eliminated. The Company is principally engaged in lignite mining through the operation of surface mines in North Dakota, Texas and Louisiana. The Company also operates a dragline at a limestone quarry in Florida.

Three of the Company's consolidated coal mining subsidiaries were organized to assume sales agreements with public utilities. All of the coal of these subsidiaries is sold to these public utilities pursuant to long-term contracts with terms up to 23 years and with extensions at the public utilities' option. The sales prices provided by such contracts are based on cost, plus a profit per ton. Since each mining subsidiary has a contract to provide coal to its customer, a significant portion of their revenue is derived from a single source. The financial position of the mining subsidiary and the Company could be materially impacted if the relationship with any of the customers was terminated or altered.

On January 22, 1997, the Company signed a contract to mine lignite at a specified fixed price per ton over the next ten years for San Miguel Electric Cooperative. Operations began on July 1, 1997 as scheduled resulting in the delivery of 2 million tons for fiscal 1997.

NOTE B--ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS: Cash equivalents are investments purchased with an original maturity of three months or less.

INVENTORIES: Supply inventories are stated at average cost. Coal inventories are stated at the lower of cost or market.

COSTS RECOVERABLE UNDER SALES CONTRACTS: The coal sales agreements ("Agreements") of three subsidiaries provided for selling prices which allowed a profit during the defined development period of the mines. Production costs incurred during the development period in excess of the established selling price, as set forth in the Agreements, were deferred and are being recovered as a cost of coal tonnage sold after the development period. Recoveries of these costs amounted to approximately $890,000 in 1997 and 1996, and are included in net sales in the accompanying consolidated statements of income.

DEPRECIATION, DEPLETION AND AMORTIZATION: Depreciation, depletion and amortization are provided in amounts sufficient to amortize the cost of related assets (including assets recorded under capitalized lease obligations) over their estimated range of useful lives and are calculated by either the straight-line method or the units-of-production method based on estimated recoverable tonnage.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1997 and 1996


NOTE B--ACCOUNTING POLICIES--continued

RECLAMATION COSTS: Under certain federal and state regulations, the Company's subsidiaries are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the term of the related Agreements. Current reclamation costs are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are reimbursed under the Agreements.

PRIOR YEAR FINANCIAL STATEMENTS: Certain reclassifications have been made to the 1996 consolidated financial statements to conform to the 1997 presentation.

FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS: The fair values of financial instruments have been determined through information obtained from quoted market sources and management estimates. The Company does not hold or issue financial instruments or derivative financial instruments for trading purposes. For a portion of the Company's variable-rate revolving credit agreement, the Company has an interest rate swap agreement with a remaining term of six years. The term of the interest rate swap agreement requires the Company to receive a variable interest rate and pay a fixed interest rate, thereby reducing the Company's exposure to changes in the market rate of interest. The differential between the floating interest rate and the fixed interest rate which is to be paid or received is recognized in interest expense as the floating interest rate changes over the life of the agreement.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LONG-LIVED ASSETS: During fiscal year 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." This statement had no material effect on the Company's accompanying financial statements.

CHANGE IN ACCOUNTING METHOD: In 1996, the mines converted to a new inventory/purchasing system. The conversion resulted in a change from the first-in, first-out method to the average cost method of the supply inventory valuation. As of December 31, 1996, average cost approximated first-in, first out. The cumulative effect is immaterial to the financial statements.

CHANGE IN ACCOUNTING ESTIMATE: In 1996, due to the extension of Falkirk's contract with its customers, Falkirk extended the estimated useful lives of preproduction costs and fixed assets.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1997 and 1996


NOTE C--ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:
                                                                                          December 31,
                                                                              -------------------------------
                                                                                      1997              1996
                                                                              -------------     -------------
   Accounts receivable                                                        $      18,147     $      24,648
   Accounts receivable from affiliated companies                                      3,815             2,327
   Refundable income taxes                                                              274               778
                                                                              -------------     -------------
                                                                              $      22,236     $      27,753
                                                                              =============     =============

NOTE D--INVENTORIES

Inventories are summarized as follows:

                                                                                         December 31,
                                                                              -------------------------------
                                                                                   1997              1996
                                                                              -------------     -------------
   Coal                                                                       $      10,724     $       8,328
   Mining supplies                                                                   19,214            18,876
                                                                              -------------     -------------
                                                                              $      29,938     $      27,204
                                                                              =============     =============


NOTE E--ADVANCES FROM CUSTOMERS

Advances from customers represent amounts advanced to Coteau and Falkirk from public utilities to develop, operate and provide working capital for the mines. These advances are secured by all owned assets and assignment of all rights under the Agreements of Coteau and Falkirk, are non interest-bearing, and are without recourse to the Company and the Parent Company. No repayment schedule has been established for the Falkirk advances due to the funding agreement with the customers.

Estimated maturities for Coteau for the next five years, including current maturities, which are included in accrued liabilities in the accompanying balance sheets, are as follows:


     1998                                                                                    $          9,079
     1999                                                                                               9,973
     2000                                                                                               9,973
     2001                                                                                               9,973
     2002                                                                                               9,973
     Thereafter                                                                                        66,724
                                                                                             ----------------
                                                                                             $        115,695
                                                                                             ================

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1997 and 1996



NOTE F--NOTES PAYABLE

Notes payable, less current maturities, are summarized in the following table. Neither the Company nor the Parent Company have guaranteed these borrowings. The promissory note for Sabine represents borrowings which the public utility arranged for Sabine.


                                                                                               December 31,
                                                                                    ---------------------------------
                                                                                         1997               1996
                                                                                    ------------        -------------
THE SABINE MINING COMPANY
Secured note payable due February 20, 2003, with
      semi-annual payments and an interest rate of LIBOR plus
      .25% on the unpaid balance (interest rate of 6.125% and
      5.75% at December 31, 1997 and 1996, respectively).
      Under the terms of such agreement, substantially all
      assets are pledged and all rights under the Agreement
      are assigned.                                                                 $      9,643       $       11,786

   Promissory note payable to a bank under a revolving
      agreement providing for borrowings up to $20 million in
      1997 and $10 million in 1996.  Interest is based on the
      bank's daily cost of funds plus .25% (7% and 6.75%
      interest rate as of December 31, 1997 and 1996,
      respectively).  Under the terms of such agreement,
      substantially all assets are pledged and all rights
      under the Agreement are assigned.                                                   11,463                5,298

   Secured note payable due June 1, 2001, with semi-annual
      payments and a fixed interest rate of 8.65% per annum
      on the unpaid balance.  Under the terms of such
      agreement, substantially all assets are pledged and all
      rights under the Agreement are assigned.                                             2,500                3,500

OTHER                                                                                         58                  167
                                                                                    ------------        -------------
                                                                                    $     23,664        $      20,751
                                                                                    ============        =============


Note payable maturities for the next five years, including current maturities, are as follows:

        1998                                                                                 $          3,850
        1999                                                                                            3,201
        2000                                                                                            3,143
        2001                                                                                            2,643
        2002                                                                                            2,143
        Thereafter                                                                                     12,534
                                                                                             ----------------
                                                                                             $         27,514
                                                                                             ================

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1997 and 1996



NOTE F--NOTES PAYABLE--continued

Commitment fees paid to banks were approximately $17,000 and $18,000 in 1997 and 1996, respectively, and are included in interest expense in the accompanying consolidated statements of income.

NOTE G--REVOLVING CREDIT AGREEMENT

Terms of the Company's revolving credit agreement are summarized as follows:


   Amount of revolving credit agreement                             $50,000,000
   Amount available at December 31, 1997                            $36,000,000

   Stated interest rate                                          LIBOR + .4375%
   Commitment and facility fee                                   .20% per annum
   Expiration date (with annual renewal option)              September 27, 2002

At December 31, 1997 and 1996, the interest rate was 6.44% and 6.06%, respectively.

The Company's revolving credit agreement includes certain financial covenants. The Company was in compliance with such covenants at December 31, 1997.

The Company enters into interest rate swap agreements which allow the Company to enter into long-term credit arrangements that have performance based, floating rates of interest and then swap them for fixed rates as opposed to entering into higher cost fixed-rate credit arrangements. These agreements are with major commercial banks; therefore, the risk of credit loss from nonperformance by the banks is minimal. The Company evaluates its exposure to floating rate debt on an ongoing basis. The following table summarizes the notional amount and related rate on the interest rate swap agreement outstanding at December 31:

                                                        Variable           Fixed
                                      Notional            Rate             Rate
                                       Amount           Received           Paid
                                       ------           --------           ----
                       1996            $13,929            5.75%            6.85%
                       1997            $11,786            6.13%            6.85%

NOTE H--POSTRETIREMENT PLANS

The Company and its affiliates, representing the mining operations of the Parent Company, sponsor defined benefit pension plans which cover substantially all salaried employees of the Company and its subsidiaries. Benefits under the plans are based on years of service and average compensation during certain periods. The Company's funding policy is to contribute within the range allowed by the applicable regulations. Plan assets are primarily listed stocks and U.S. bonds.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1997 and 1996



NOTE H--POSTRETIREMENT PLANS--continued

The following is a detail of net periodic pension expense for all mining operations of the Parent Company:

                                                                                         December 31,
                                                                               ---------------------------------
                                                                                    1997              1996
                                                                               --------------       ------------
      Service cost                                                             $        2,179    $        2,192
      Interest cost on projected benefit obligation                                     3,180             2,808
      Actual return on plan assets                                                    (10,223)           (2,697)
      Net amortization and deferral                                                     7,163               (71)
                                                                               --------------    --------------
      Net periodic pension expense                                             $        2,299    $        2,232
                                                                               ==============    ==============


The following sets forth the funded status of the plans:
   Actuarial present value of benefit obligation                                          December 31,
                                                                               ---------------------------------
                                                                                    1997                1996
                                                                               --------------       ------------
      Vested accumulated benefit obligation                                    $       25,643      $      20,086
      Nonvested accumulated benefit obligation                                          3,420              2,780
                                                                               --------------       ------------
      Total accumulated benefit obligation                                             29,063             22,866
      Value of future salary projections                                               15,785             14,948
                                                                               --------------       ------------
      Total projected benefit obligation                                               44,848             37,814

   Fair value of plan assets                                                           46,803             34,473
                                                                               --------------       ------------
   Plan assets in excess of (less than) projected
      benefit obligation                                                                1,955             (3,341)
   Amounts not recognized
      Unrecognized net transition asset                                                  (640)              (670)
      Unrecognized net gain                                                           (20,170)           (15,288)
      Prior service cost                                                                  587                646
                                                                               --------------       ------------
      Pension obligation recognized                                            $      (18,268)      $    (18,653)
                                                                               ==============       ============



Assumptions used in accounting for the defined benefit plans:

                                                                                          December 31,
                                                                               ---------------------------------
                                                                                    1997                 1996
                                                                               --------------       ------------
      Weighted average discount rates                                                   7.50%              8.00%
      Rate of increase in compensation levels                                           4.50%              5.00%
      Expected long-term rate of return on assets                                       9.00%              9.00%

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1997 and 1996



NOTE H--POSTRETIREMENT PLANS--continued

The Company and its subsidiaries participate in a defined contribution plan sponsored by the Company which covers substantially all salaried employees. The plan provides for employee contributions to be matched, by the respective company, up to a limit of 5% of the employee's salary. Company contributions to the plan were approximately $2,901,000 and $2,773,000 in 1997 and 1996, respectively.


NOTE I--OTHER POSTRETIREMENT BENEFITS

The expected cost of retirement benefits other than pensions is charged to expense during the years that the employees render service. Under the provisions of the Agreements of three subsidiaries, costs will be recovered as a cost of coal tonnage sold. Because the obligation for retirement benefits other than pension is not material to the Company's results of operations and financial condition, the detailed disclosures have not been presented.

Coteau and Sabine established Voluntary Employees' Beneficiary Association
(VEBA) trusts in 1993 to provide for such future retirement benefits. Coteau and Sabine made cash contributions to the VEBA trusts of approximately $479,000 and $364,000 in 1997 and 1996, respectively. Contributions made to an IRS approved VEBA trust are irrevocable and must be used for employee benefits.


NOTE J--COMMITMENTS

Certain mining equipment leased by Coteau, Falkirk, and Sabine is capitalized for financial statement purposes. Under the provisions of the Agreements, the customer is required to pay, as part of the cost of coal purchased, an amount equal to the annual lease payments. Interest expense and amortization in excess of annual lease payments are deferred and are recognized in years when annual lease payments exceed interest expense and amortization.

Interest paid on notes and capitalized lease obligations amounted to approximately $14,904,000 and $13,775,000 in 1997 and 1996, respectively.

Assets recorded under capitalized lease obligations are included with property, plant and equipment and consist of the following:

                                               December 31,
                                    -----------------------------------
                                         1997                 1996
                                    --------------      ---------------
   Plant and equipment              $      198,354      $       198,744
   Accumulated amortization                (94,588)             (87,077)
                                    --------------      ---------------
                                    $      103,766      $       111,667
                                    ==============      ===============

Capitalized lease obligations are renewable for additional periods at terms based upon fair market value of the leased items at the renewal dates.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1997 and 1996




NOTE J--COMMITMENTS --continued

During 1997 and 1996, subsidiaries of the Company incurred capitalized lease obligations of approximately $6,337,000 and $1,966,000, respectively, in connection with lease agreements to acquire plant and equipment.

Future minimum lease payments as of December 31, 1997, for all capitalized lease obligations are as follows:

     1998                                                       $       22,687
     1999                                                               22,287
     2000                                                               21,262
     2001                                                               20,835
     2002                                                               19,200
     Thereafter                                                        104,379
                                                                --------------
     Total minimum lease payments                                      210,650
     Amounts representing interest                                     (69,546)
                                                                --------------
     Present value of net minimum lease payments                       141,104
     Current maturities                                                (12,178)
                                                                --------------
                                                                $      128,926
                                                                ==============

The Company is committed under non cancelable operating leases. The Parent Company is not obligated under operating lease agreements of the Company. Minimum lease payments as of December 31, 1997, as follows:

     1998                                                        $     5,542
     1999                                                              4,740
     2000                                                              4,389
     2001                                                              4,280
     2002                                                              4,461
     Thereafter                                                       19,166
                                                                 -----------
                                                                 $    42,578
                                                                 ===========

Rental expenses for all operating leases amounted to approximately $4,430,000 and $2,000,000 during 1997 and 1996, respectively.

At December 31, 1997, the unexpended portion of capital expenditures authorized by the respective boards of directors, and customers where required, of the Company and its subsidiaries approximated $49,468,000, of which $41,887,000 is being financed under the arrangements with public utilities served by the subsidiaries.

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1997 and 1996



NOTE K--INCOME TAXES

The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent Company. The Company and each of its subsidiaries entered into a tax-sharing agreement with the Parent Company under which federal income taxes are computed by the Company and each of its subsidiaries on a separate return basis. The current portion of such tax is paid to the Parent Company. During 1997 and 1996, the federal and state income taxes paid by the Company were approximately $8,064,000 and $8,464,000, respectively.

The Company's effective tax rate differs from the federal statutory rate primarily due to state income taxes and percentage depletion.

Provision for income taxes consists of the following:

                                                               Year Ended December 31,
                                                          --------------------------------
                                                               1997              1996
                                                          --------------    --------------
Federal                                                   $        6,656    $        7,278
State                                                              1,001             1,296
                                                          --------------    --------------
  Total current tax expense                               $        7,657    $        8,574
                                                          ==============    ==============

Federal                                                   $          424    $        1,401
State                                                                 33               (89)
                                                          --------------    --------------
  Total deferred tax expense                              $          457    $        1,312
                                                          ==============    ==============



A summary of components of the net deferred tax assets (liabilities) included in the accompanying consolidated balance sheets resulting from differences in the book and tax bases of assets and liabilities are as follows:

                                                                   December 31,
                                                        --------------------------------
                                                             1997              1996
                                                        --------------    --------------
Deferred tax assets:
  Accrued expenses and reserves                         $          614    $          521
  Pensions                                                       6,402             5,527
  Deferred compensation                                          1,826             1,700
  Other - net                                                       29              (693)
                                                        --------------    --------------
    Total deferred tax assets                           $        8,871    $        7,055
                                                        --------------    --------------
Deferred tax liabilities:
  Depreciation, depletion and amortization              $     (25,657)    $     (23,379)
  Installment sales                                            (1,174)           (1,211)
  Partnership investment                                       (1,727)           (1,796)
  Inventory                                                       (40)              (40)
                                                        -------------     -------------
    Total deferred tax liabilities                            (28,598)          (26,426)
                                                        -------------     -------------
      Net deferred tax liability                        $     (19,727)    $     (19,371)
                                                        =============     =============

THE NORTH AMERICAN COAL CORPORATION AND SUBSIDIARIES

December 31, 1997 and 1996





NOTE L--FAIR VALUE OF FINANCIAL INSTRUMENTS

Carrying amounts for cash and cash equivalents and borrowings under the revolving credit agreement approximate fair value. The fair value of notes receivable and payable is estimated based on the discounted value of the future cash flows using borrowing rates currently available to the Company for bank loans with similar terms and maturities. The fair value of the interest rate swap agreement is based on third party quotes. The fair value compared to the carrying value is summarized as follows:


                                                             December 31,
                                                      -------------------------
                                                        1997             1996
                                                      ---------        --------
Fair Value:
-----------
  Notes receivable                                    $  3,668         $  4,502
  Notes payable                                       $(27,608)        $(27,176)
  Interest rate swap agreements                       $   (183)        $   (152)

Carrying Value:
---------------
  Notes receivable                                    $  2,621         $  3,217
  Notes payable                                       $(27,514)        $(27,061)
  Interest rate swap agreements                       $   --           $   --


NOTE M--TRANSACTIONS WITH AFFILIATED COMPANIES

Costs and expenses include net receipts from the Parent Company and other subsidiaries of the Parent Company. These receipts approximated $907,000 and $1,185,000 in 1997 and 1996, respectively, for intercompany interest, administrative and other services.

The note receivable from the Parent Company of $21,938,000 and $41,952,000 in 1997 and 1996, respectively, is a demand note, with interest of 5.72% and 5.94% at December 31, 1997 and 1996, respectively.